                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K


(Mark one)

[x] Annual report pursuant to section 15 (d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2001

                  OR

[ ] Transition report pursuant to section 15 (d) of the Securities Exchange Act of 1934 for the transition period from ____________ to
           _________________.


                          Commission File Number 0-121


A.         Full title of the Plan:

           KULICKE & SOFFA INDUSTRIES, INC. INCENTIVE SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                        Kulicke & Soffa Industries, Inc.
                              2101 Blair Mill Road
                             Willow Grove, PA 19090
                        Telephone Number: (215) 784 6000

KULICKE AND SOFFA INDUSTRIES, INC. INCENTIVE SAVINGS PLAN
INDEX TO FINANCIAL STATEMENTS AND ADDITIONAL INFORMATION
December 31, 2000 and 2001


                                                                        PAGE

Report of Independent Accountants                                         3

Financial Statements:

    Statements of Net Assets Available for Benefits                       4

    Statements of Changes in Net Assets Available for Benefits            5

    Notes to Financial Statements                                       6 - 10

Additional Information *:

    Schedule I - Schedule of Assets (Held at End of Year)                11

Signatures                                                               12

Exhibits                                                                 13


* Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Participants and Administrator of Kulicke and Soffa Industries, Inc. Incentive Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Kulicke and Soffa Industries, Inc. Incentive Savings Plan (the "Plan") at December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subject to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


PRICEWATERHOUSECOOPERS LLP

Philadelphia, PA
June 21, 2002

KULICKE AND SOFFA INDUSTRIES, INC. INCENTIVE SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2000 and 2001


                                                                   December 31,
                                                              2000            2001
                                                          -----------     -----------
Assets:
Investments, at fair value:
      Equity funds                                        $33,076,491     $26,858,780
      Fixed income funds                                    2,549,402       3,054,304
      Kulicke and Soffa Industries, Inc. common stock       8,470,193      14,657,298
      Money market funds                                    2,164,703       3,944,113
      Participant loans                                       945,698         934,727
                                                          -----------     -----------
      Total investments                                    47,206,487      49,449,222
Due from broker for securities sold                                --             356
                                                          -----------     -----------
      Total assets                                         47,206,487      49,449,578
Accounts payable                                                3,153              --
                                                          -----------     -----------
      Net assets available for benefits                   $47,203,334     $49,449,578
                                                          ===========     ===========


   The accompanying notes are an integral part of these financial statements.

KULICKE AND SOFFA INDUSTRIES, INC. INCENTIVE SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
For the years ended December 31, 2000 and 2001

                                                               2000              2001
                                                          ------------      ------------
Additions:

     Investment income:
        Interest and dividends                            $    433,892      $    523,812
        Net depreciation in fair value of investments       (8,287,985)         (294,881)
                                                          ------------      ------------
                                                            (7,854,093)          228,931
                                                          ------------      ------------
    Contributions:
        Employer                                             2,173,194         2,019,824
        Employee                                             4,841,637         3,828,966
                                                          ------------      ------------
                                                             7,014,831         5,848,790
                                                          ------------      ------------
Transfer in from Semitec Plan (Note 8)                              --           619,128

Total additions                                               (839,262)        6,696,849
                                                          ------------      ------------

Deductions:

   Benefit payments                                          3,491,330         4,450,605
                                                          ------------      ------------

 Total deductions                                            3,491,330         4,450,605
                                                          ------------      ------------

Net increase (decrease)                                     (4,330,592)        2,246,244

Net assets available for benefits:
   Beginning of year                                        51,533,926        47,203,334
   End of year                                            ------------      ------------
                                                          $ 47,203,334      $ 49,449,578
                                                          ============      ============


   The accompanying notes are an integral part of these financial statements.

KULICKE AND SOFFA INDUSTRIES, INC. INCENTIVE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2000 and 2001

1.         DESCRIPTION OF THE PLAN

           The following description of the Kulicke & Soffa Industries, Inc. (the "Company") Incentive Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

           GENERAL

           The plan is a defined contribution plan established on January 1, 1987 and most recently amended on October 1, 2001. Employees become eligible to participate upon attaining the age of 18. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

           CONTRIBUTIONS

           Participants may contribute an amount up to 14% of their compensation, on a before-tax or after-tax basis, for the contribution period subject to IRS limitations. Effective January 1, 2001, the Company began making a matching contribution, on participant before-tax contributions up to 6% of compensation, in an amount equal to 50% for employees with less than fifteen years of service and 100% for employees with fifteen or more years of service. Prior to January 1, 2001, the Company made matching contributions on participant before-tax contributions of up to 6% of compensation, in an amount equal to 30% for employees with less than five years of service, 50% for employees with at least five years of service but less than fifteen and 100% for employees with fifteen or more years of service. Grandfathered matching contributions are additional matching contributions made to participants who had attained the age of 40 on or before December 31, 1995. The additional matching percentage allocated is 25% for participants ages 40-44, 50% for participants ages 45-54 and 75% for participants ages 55 or older. Also, upon beginning participation in the Plan, prior to October 2, 2001, the Company made a one time $500 initial ("Jump Start") contribution for participants. This Jump-Start contribution was discontinued for employees who first became a participant in the plan on or after October 2, 2001.

           PARTICIPANT ACCOUNTS

           Each participant's account is credited with the participant's contribution and allocation of the Company's contribution and Plan earnings. Earnings are allocated by fund based on the ratio of a participant's account invested in a particular fund to all participants' investments in that fund. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

KULICKE AND SOFFA INDUSTRIES, INC. INCENTIVE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2000 and 2001

           VESTING

           Participants are immediately vested in their voluntary contributions plus actual earnings thereon. The balance of vesting in the participants' accounts is based on years of service. A participant becomes 33 1/3% vested after 2 years of service, 66 2/3% vested after 3 years of service, 100% vested after 4 years of service. However, if an active participant dies prior to attaining the normal retirement age, the participant's account becomes 100% vested.

           PAYMENT OF BENEFITS

           On termination of service, a participant will receive a lump-sum amount equal to the vested value of his or her account. Distributions are subject to the applicable provisions of the Plan agreement.

           CHANGE OF TRUSTEE AND RECORDKEEPING RESPONSIBILITIES

           The Company replaced Morgan Stanley Dean Witter Trust FSB as the Plan Trustee effective September 30, 2001 with Fidelity Management Trust Company as the Plan Trustee effective October 1, 2001. The recordkeeping responsibilities were changed effective October 1, 2001 to Fidelity Investments Institutional Operations Company, Inc.

2.         SUMMARY OF ACCOUNTING POLICIES

           BASIS OF ACCOUNTING

           The accompanying financial statements are prepared on the accrual basis of accounting.

           USE OF ESTIMATES

           The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

           BENEFITS

           Benefits are recorded as expenses when they have been paid by the Plan.

           VALUATION OF INVESTMENTS

           The Plan's investments are stated at fair value, which has been determined using quoted market prices for these investments on the last trading day of the Plan year. Participant loans are valued at cost, which approximates fair value. Purchases and sales are recorded

KULICKE AND SOFFA INDUSTRIES, INC. INCENTIVE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2000 and 2001

           on a trade date basis. Dividends are recorded on the ex-dividend date. Interest is accrued when earned.

3.         INVESTMENTS

           Investments that represent 5 % or more of the Plan's net assets are separately identified at their fair values below.

                                                                    December 31,
                                                               2000            2001
                                                           -----------     -----------
Kulicke & Soffa Industries, Inc. common stock              $ 8,470,193     $14,657,298
Morgan Stanley Dean Witter American Opportunities Fund      16,495,685              --
Morgan Stanley Dean Witter Information Fund                  3,282,072              --
Morgan Stanley Dean Witter S&P 500 Index Fund                5,021,932              --
Morgan Stanley Dean Witter Government Securities Trust       2,549,402              --
Van Kampen Emerging Growth Fund A                            2,558,013              --
Fidelity Ginnie Mae Fund                                            --       2,972,490
Fidelity Growth Company Fund                                        --      13,736,509
Retirement Money Market Portfolio                                   --       3,944,113
Spartan U.S. Equity Index Fund                                      --       4,482,223

          The change in net depreciation in fair value of investments for the years ended December 31, 2000 and 2001 by class of investment is comprised of the following:

                                                            December 31,
                                                        2000             2001
                                                    -----------      -----------
Equity funds                                        $(3,835,496)     $(5,589,739)
Fixed income funds                                       91,816           17,874
Kulicke and Soffa Industries, Inc. common stock      (4,544,305)       5,276,984
                                                    -----------      -----------
                                                    $(8,287,985)     $  (294,881)
                                                    ===========      ===========

KULICKE AND SOFFA INDUSTRIES, INC. INCENTIVE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2000 and 2001

4.         PARTICIPANT LOANS

           Under the terms of the Plan, participants may borrow from their accounts up to the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as a transfer to/from the investment fund from/to Participant Loan fund. A loan is collateralized by the balance in the participant's vested accrued benefit and bears interest at a rate commensurate with market rates for similar loans, as defined (9.25% for the year ended December 31, 2000 and ranging from 4.80% to 10.50% for loans issued in the year ended December 31, 2001). Participants are permitted to have up to two loans outstanding at any time.

5.         PLAN TERMINATION

           Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 % vested in their accounts.

6.         INCOME TAXES

           The Internal Revenue Service (the "IRS") has determined and informed the Company by a letter dated September 5, 1997, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The determination letter does not include recent amendments. However, the Company believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements. The Company has submitted a request for a new determination letter with the IRS on February 28, 2002; however, a response has not been received.

7.         FORFEITURES

           Employer contributions forfeited remain in the Plan and are available to offset future employer contributions or to pay Plan expenses. The forfeiture balance was $74,765 and $48,616 at December 31, 2000 and 2001, respectively. During the Plan year ended December 31, 2001, $178,240 was used from the forfeiture account.

8.         PLAN MERGER

           Effective January 1, 2001, the plan covering the employees of Semitec, a wholly owned subsidiary of the Company was merged with and into the Plan. Approximately 150 participants and their assets, amounting to approximately $619,000 were transferred into the Plan.

KULICKE AND SOFFA INDUSTRIES, INC. INCENTIVE SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2000 and 2001

9.         RELATED PARTIES

           Certain Plan assets were shares of mutual funds managed by Morgan Stanley Dean Witter Trust FSB and Fidelity Management Trust Company. Morgan Stanley was the trustee of the Plan through September 30, 2001. Fidelity was the trustee of the Plan from October 1, 2001 through December 31, 2001. Additionally, the Plan sponsor issues the shares of Kulicke and Soffa Industries, Inc. Common Stock. Therefore, transactions in these investments qualified as party-in-interest transactions, which are exempt from prohibited transaction rules of ERISA.

10.        SUBSEQUENT EVENT

           Effective January 1, 2002, the plans covering the employees of Cerprobe, Probe Tech and Flip Chip, now wholly owned subsidiaries of the Company were merged with and into the Plan. Approximately 2050 participants and their assets, amounting to approximately $8.3 million were transferred into the Plan.

KULICKE AND SOFFA INDUSTRIES, INC. INCENTIVE SAVINGS PLAN
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2001

Identity of Issue,                          Description of Investment
 Borrower, lessor, or               including maturity date, rate of interest                Current
   Similar party                        collateral, par or maturity value                      Value
----------------------             -----------------------------------------               ------------
* Kulicke and Soffa                Kulicke and Soffa Industries, Inc. Common
    Industries, Inc.                 Stock                                                 $ 14,657,298
* Fidelity Investments             Fidelity Growth Companies Fund                            13,736,509
* Fidelity Investments             Spartan US Equity Index Fund                               4,482,223
* Fidelity Investments             Fidelity Retirement Money Market Fund                      3,944,113
* Fidelity Investments             Fidelity Ginnie Mae Fund                                   2,972,490
* Fidelity Investments             Fidelity Puritan Fund                                      2,022,494
* Fidelity Investments             Fidelity Select Technology Fund                            1,810,812
* Fidelity Investments             Fidelity Equity Income Fund                                1,705,855
* Fidelity Investments             Fidelity Select Healthcare Fund                            1,148,287
* Fidelity Investments             Fidelity Mid-Cap Stock Fund                                  847,456
* Fidelity Investments             Janus Advisers Worldwide Fund                                830,918
* Fidelity Investments             Fidelity Low Price Stock Fund                                147,773
* Fidelity Investments             Pimco Total Return Fund                                       81,814
* Fidelity Investments             Fidelity Small Cap Stock Fund                                 63,740
* Fidelity Investments             Fidelity Dividend Growth Fund                                 51,082
* Fidelity Investments             Fidelity Diversified International Fund                       11,631
* Participant Loans                4.80% - 10.50%                                               934,727
                                                                                           -------------
                                                                                           $ 49,449,222
                                                                                           =============

* Party-in-interest

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan's Administrator has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.


                                          Kulicke & Soffa Industries, Inc.
                                          Incentive Savings Plan




Date:   June 28, 2002                     By: /S/ CLIFFORD G. SPRAGUE
                                              --------------------------------
                                              Clifford G. Sprague
                                              Senior Vice President
                                              Chief Financial Officer
                                              (Principal Financial Officer)

                                INDEX TO EXHIBITS

EXHIBIT                                                             PAGE


23.1       Consent of Independent Accountants                        14